FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

2 August 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

On 1 August 2017 Jonathan Symonds acquired 10,000 ordinary shares of US$0.50 at £7.6627 per share and Antonio Simoes sold 26,520 ordinary shares of US$0.50 at £7.6496 per share.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Jonathan Symonds
2 - Reason for the notification
Position/status		Non-executive Director
Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc
Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction		Currency
2017-08-01	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£7.66	10,000	£76,627.00
		Aggregated	£7.663	10,000	£76,627.00

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes
2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc
Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc
Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s) Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction		Currency
2017-08-01	Ordinary shares of US$0.50 each	GB0005405286		London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			7.65	26,520	£202,867.39
		Aggregated	7.65	26,520	£202,867.39

For any queries related to this notification please contact:
JJ Williams
Shareholder Services Team
020 3268 3568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 02 August 2017